USHG ACQUISITION CORP.

853 Broadway, 17th Floor

New York, New York 10003

(212) 228-3585

February 23, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Stacie Gorman

Office of Real Estate & Construction

Re:	USHG Acquisition Corp.

Registration Statement on Form S-1

File No. 333-252802

Dear Ms. Gorman:

USHG Acquisition Corp. (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 P.M., Washington, D.C. time, on February 24, 2021 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very truly yours,
USHG ACQUISITION CORP.
By:	/s/ Adam D. Sokoloff
Adam D. Sokoloff
Chief Executive Officer

Cc:	Ryan J. Maierson, Latham & Watkins LLP

Howard A. Sobel, Latham & Watkins LLP

Gregory P. Rodgers, Latham & Watkins LLP